June 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Jennie Beysolow

Re:	GEN Restaurant Group, Inc.

Registration Statement on Form S-1 (File No. 333-272253)

Dear Ms. Beysolow:

GEN Restaurant Group, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-272253) (the “Registration Statement”) be accelerated and that it be declared effective June 27, 2023 at 4:00 p.m. Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.

Please direct any questions regarding this filing to Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Thomas V. Croal

Thomas V. Croal

Chief Financial Officer

cc:	Michael Flynn, Esq.

Peter Wardle, Esq.